UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ----------------------------------------------

In the matter of

CSW Energy, Inc.                                              REPORT FOR PERIOD
1 Riverside Plaza                                               July 1, 2003 to
Columbus, Ohio                                               September 30, 2003

File No.  070-08205                                         PURSUANT TO RULE 24


         This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of AEP Utilities, Inc. ("AEP Utilities"), formerly known as Central and South West Corporation ("CSW"). Under HCAR 35-26416, AEP Utilities and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of AEP Utilities or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.




                                                   Exhibit A

                                                 CSW Energy, Inc.

                                           LETTERS OF CREDIT AND GUARANTEES
                                              Pursuant to Order 70-8205
                                               at September 30, 2003



                                   Fees       Fees        Reference
  Project      *      Amount       Paid      Payable       Number    Maturity  Beneficiary    Obligor       Purpose      Authority
  -------      -      ------       ----      -------       ------    --------  -----------    -------       -------      ---------

None



* G - Guarantee
   LC - Letter of Credit








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                                S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 7th day of November, 2003.

                                                      CSW Energy, Inc.


                                                      /s/  Wendy G. Hargus
                                                    -----------------------

                                                      Wendy G. Hargus
                                                      Assistant Treasurer